UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

Servotronics, Inc.
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

817732100
(CUSIP Number)

JEFFREY E. EBERWEIN
STAR EQUITY FUND, LP
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870
(203) 489-9504
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2023
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 135,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 135,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 135,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 135,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 135,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 135,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS HANNAH M. BIBLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS BASHARA (BO) BOYD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS RICHARD K. COLEMAN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS JOHN W. GILDEA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS ROBERT G. PEARSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 817732100

1	NAME OF REPORTING PERSONS G. MARK POMEROY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 ("Amendment No. 1") to the 13D filed by the undersigned on November 14, 2022 (the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. .

Item 2.        Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by:
(i)     Star Equity Holdings, Inc., a Delaware corporation (“Star Equity
Holdings”);

CUSIP No. 817732100
(ii)    Star Equity Fund, LP, a Delaware limited partnership (“Star Equity Fund”);
(iii)    Star Equity Fund GP, LLC, a Delaware limited liability company (“Star Equity GP”), which serves as the general partner of Star Equity Fund;
(iv)     Star Investment Management, LLC, a Connecticut limited liability company (“Star Investment Management”), which serves as the investment manager of Star Equity Fund;
(v)    Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management;
(vi)    Star Value, LLC., a Delaware limited liability company (“Star Value”), which is the sole member of Star Equity GP;
(vii)     Hannah M. Bible, as a nominee for election to the Issuer's board of directors (the "Board");
(viii)    Bashara C. Boyd, as a nominee for election to the Board;
(ix)     Richard K. Coleman, Jr., as a nominee for election to the Board;
(x)     John W. Gildea, as a nominee for election to the Board;
(xi)    Robert G. Pearse, as a nominee for election to the Board;
(xii)     G. Mark Pomeroy, as a nominee for election to the Board;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Star Equity Holdings. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of Star Equity Fund, Star Equity GP, Star Investment Management, Star Equity Holdings, Star Value, Mr. Eberwein, Ms. Bible, and Mr. Coleman is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870. The principal business address of Ms. Boyd is 5300 Memorial Drive, Suite 475, Houston, Texas 77007. The principal business address of Mr. Gildea is 400 N. Flagler Dr., Apt. 1406, West Palm Beach, Florida 33401. The principal business address of Mr. Pearse is 12610 Arroyo De Arguello, Saratoga, California 95070. The principal business address of Mr. Pomeroy is 3168 Victoria Ave. Cincinnati, Ohio 45208.

(c) The principal business of Star Equity Fund is investing in securities. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity Fund. The principal business of Star Equity Holdings is serving as the parent company of Star Equity Fund. The principal business of Star Value is serving as sole member of Star Equity GP. The principal occupation of Mr. Eberwein is serving as the Executive Chairman of Star Equity Holdings, and CEO of Hudson Global Inc. He also serves as manager of Star Equity GP and Star Investment Management. The principal occupation of Ms. Bible is serving as the Chief Legal Officer of Star Equity Holdings. The principal occupation of Ms. Boyd is serving as a Partner for Walker Eisenbraun, LLC. The principal occupation of Mr. Coleman is serving as Chief Executive Officer of Star Equity Holdings. Mr. Gildea serves as a director of Star Equity Holdings and is otherwise retired. The principal occupation of Mr. Pearse is serving as Managing Partner at Yucatan Rock Ventures. The principal occupation of Mr. Pomeroy is serving as the President of Pomme Ventures, LLC.

(d) No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 817732100
(e)      Other than as set forth herein this paragraph, no Reporting Person, nor any person listed on Schedule A, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Eberwein and Lone Star Value Management, LLC (“LSVM”), an entity managed by Mr. Eberwein, are subject to an SEC administrative order dated February 24, 2020, (Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that LSVM failed to properly disclose certain specific transactions in advance and obtain client consent for these transactions prior to their completion and that LSVM failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and LSVM. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for LSVM to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for LSVM.

(f)      Ms. Bible, Ms. Boyd, Mr. Coleman, Mr. Gildea, Mr. Pearse, Mr. Pomeroy, and Mr. Eberwein are citizens of the United States of America. The citizenship of the persons listed on Schedule B is set forth therein.

Item 4.     Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 9, 2023, Star Equity Fund delivered a letter to the Issuer nominating Ms. Bible, Ms. Boyd, Mr. Coleman, Mr. Gildea, Mr. Pearse, and Mr. Pomeroy (collectively, the “Nominees”) for election to the Board at the Issuer's 2023 annual meeting of stockholders (the “Annual Meeting”).

Item 5.        Interest in Securities of the Issuer.

Item 5 (a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 2,510,042 Shares outstanding as of November 7, 2022, which is the total number of Shares reported outstanding in the Issuer’s Quarterly Report on Form 10Q, filed with the Securities and Exchange Commission on November 14, 2022.
A.    Star Equity Holdings
(a)    Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 135,000 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 135,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 135,000
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Holdings has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 817732100
B.    Star Equity Fund
(a)    As of the close of business on February 9, 2023, Star Equity Fund beneficially owned 135,000 Shares.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 135,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 135,000
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity Fund has not entered into any transactions in the Shares during the past 60 days.
C.    Star Equity GP
(a)    Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 135,000 Shares owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 135,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 135,000
4. Shared power to dispose or direct the disposition: 0

(c)    Star Equity GP has not entered into any transactions in the Shares during the past 60 days.
D.    Star Investment Management
(a)    Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 135,000 Shares owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 135,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 135,000
4. Shared power to dispose or direct the disposition: 0

(c)    Star Investment Management has not entered into any transactions in the Shares during the past 60 days.
E.    Mr. Eberwein
(a)    Mr. Eberwein as the portfolio manager of Star Equity Fund, may be deemed the beneficial owner of the 135,000 Shares owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 135,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 135,000
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 817732100
(c)    Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.
F.    Star Value
(a)    Star Value, as the sole member of Star Equity GP may be deemed the beneficial owner of the Shares owned by Star Equity Fund.
Percentage: Approximately 5.38%
(b)    1. Sole power to vote or direct vote: 135,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 135,000
4. Shared power to dispose or direct the disposition: 0

(c)    Star Value has not entered into any transactions in the Shares during the past 60 days.
H.     Ms. Bible

(a)    As of the close of business on February 9, 2023, Ms. Bible beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Ms. Bible has not entered into any transactions in the Shares during the past 60 days.
I.     Ms. Boyd

(a)    As of the close of business on February 9, 2023, Ms. Boyd beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Ms. Boyd has not entered into any transactions in the Shares during the past 60 days.
J.     Mr. Coleman

(a)    As of the close of business on February 9, 2023, Mr. Coleman beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Coleman has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 817732100
K.     Mr. Gildea

(a)    As of the close of business on February 9, 2023, Mr. Gildea beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Gildea has not entered into any transactions in the Shares during the past 60 days.
L.     Mr. Pearse

(a)    As of the close of business on February 9, 2023, Mr. Pearse beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Ms. Pearse has not entered into any transactions in the Shares during the past 60 days.
M.     Mr. Pomeroy

(a)    As of the close of business on February 9, 2023, Mr. Pomeroy beneficially owned 0 Shares.

Percentage: 0%
(b)    1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
(c)    Mr. Pomeroy has not entered into any transactions in the Shares during the past 60 days.
Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 817732100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On February 9, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting (the Solicitation”), (c) the Nominees agreed not to enter into any transactions in the securities of the Issuer without the prior written consent of Star Equity Fund, and (d) Star Equity Fund agreed to bear all expenses incurred in connection with the Solicitation, subject to certain limitations. A copy of the Joint Filing and Solicitation Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.
Star Equity Fund has signed separate letter agreements (the “Indemnification Letter Agreements”) with each of the Nominees pursuant to which it and certain of its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.
Each of the Nominees (other than Ms. Bible) has granted Mr. Eberwein and Ms. Bible powers of attorney to execute certain SEC filings and other documents in connection with the Solicitation . A form of the Power of Attorney is attached hereto as Exhibit 99.5 and is incorporated herein by reference.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following:

The following items are filed as exhibits:

99.3	Joint Filing and Solicitation Agreement, dated February 9, 2023
99.4	Form of Indemnification Letter Agreement.
99.5	Form of Power of Attorney.

CUSIP No. 817732100

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 9, 2023

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Holdings, Inc.

By:	/s/ Richard K Coleman Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	Chief Executive Officer

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

CUSIP No. 817732100
SCHEDULE A
Directors and Officers of Star Equity Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jeffrey E. Eberwein – Director, Executive Chairman of the Board	Chief Executive Officer of Hudson Global Inc. and Executive Chairman of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Richard K. Coleman, Jr. – Director, Chief Executive Officer	Chief Executive Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Michael A. Cunnion – Director	Health Care Executive	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
John W. Sayward – Director	Retired Health Care Executive, Retired Partner, Nippon Heart Hospital LLC,	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Mitchell I. Quain – Director	Industrialist	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
John W. Gildea – Director	Retired Principal, Gildea Management Company	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
David Noble - Chief Financial Officer	Chief Financial Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States
Hannah Bible - Chief Legal Officer	Chief Legal Officer of Star Equity Holdings	53 Forest Ave., Suite 101, Old Greenwich, Connecticut 06870	United States